FORM 6 – K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of March 2026

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated March 18, 2026, announcing that Gilat Defense, AWS, SES Space & Defense and WAVE Consortium Demonstrate Virtualized SATCOM Gateway Modem Architecture at Satellite 2026.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated March 18, 2026	By:	/s/ Doron Kerbel
Doron Kerbel
CLO & Corporate Secretary

Gilat Defense, AWS, SES Space & Defense and WAVE
Consortium Demonstrate Virtualized SATCOM Gateway Modem Architecture at Satellite 2026

Live demonstration at Satellite 2026 highlights cloud-enabled flexibility and open architecture for next-generation defense communications

Petach Tikva, March 18, 2026 – Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that Gilat Defense, Amazon Web Services (AWS), SES Space and Defense and the WAVE Consortium will hold a joint demonstration of a virtualized satellite modem operating over cloud infrastructure at Satellite 2026  (March 23-26), which will mark a step forward in the evolution of software-defined satellite communications for defense and government use.

The demonstration will feature a link with one endpoint running as a FPGA-accelerated virtualized modem on AWS cloud infrastructure, and the other endpoint using a Gilat Aquarius Pro DS modem to showcase a newly realized capability in this configuration. SATCOM Connectivity between the AWS FPGA based cloud infrastructure and the Gilat digitizer was enabled through a DIFI-compliant interface, aligned with the open architecture defined by the WAVE Consortium and leveraging AWS GenAI capabilities.

This achievement demonstrates how modem capabilities can be deployed as software, independent of custom-made hardware, enabling a new level of flexibility, scalability, and long-term adaptability for defense sovereign SATCOM networks.

By virtualizing modem functionality and leveraging cloud infrastructure, the demonstrated architecture will allow defense organizations to introduce new capabilities through software, adapt to changing operational requirements seamlessly running different waveforms on the same infrastructure, and reduce long-term reliance on fixed hardware configurations. The use of standardized, open interfaces supports multi-vendor interoperability and future technology integration.

“Modern defense operations require unprecedented flexibility and freedom of choice in SATCOM architecture,” said Gilad Landsberg, President of Gilat Defense. “We are setting a new standard reflecting our innovation, agility, and deep understanding of rapidly evolving operational needs. By enabling virtualized modem capabilities that operate seamlessly across physical and cloud environments without compromising performance, we are redefining vendor flexibility for Ministries of Defense. We thank our partners for their collaboration in achieving this milestone.”

“Open architecture is at the core of the WAVE Consortium,” said Dubi Lever, CTO of Gilat Satellite Networks and Chairman of the WAVE Consortium. “This demonstration highlights how WAVE-aligned systems, built on standardized interfaces such as DIFI, utilizing FPGA technology which is of essence for the defense segment, enable interoperability across vendors and platforms and provide a strong foundation for next-generation SATCOM.”

"We are excited to support this demonstration, which showcases the open-architecture nature of virtualized SATCOM leading to a future where real-time and even automated delivery of highly adaptable and resilient services is no longer hampered by logistics or other artificial barriers to customer satisfaction,” said Michael Geist, SVP of Product & Innovation at SES Space & Defense.  “Flexible, software-defined architectures are central to how defense communications will evolve, and this demonstration highlights the role collaboration plays in enabling that future.”

"We invite you to attend our demonstration, which will take place March 24th and 25th. Click here to schedule a session.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we develop and deliver deep technology solutions for satellite, ground, and new space connectivity, offering next-generation solutions and services for critical connectivity across commercial and defense applications. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Together with our wholly owned subsidiaries Gilat Wavestream, Gilat DataPath, and Gilat Stellar Blu, we offer integrated, high-value solutions supporting multi-orbit constellations, Very High Throughput Satellites (VHTS), and Software-Defined Satellites (SDS) via our Commercial and Defense Divisions. Our comprehensive portfolio is comprised of a software-defined platform and modems, high-performance satellite terminals, advanced Satellite On-the-Move (SOTM) antennas and ESAs, highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense markets, field services, network management software, and cybersecurity services.

Gilat’s products and tailored solutions support multiple applications including government and defense, IFC and mobility, cellular backhaul, enterprise, aerospace and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: http://www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the hostilities between Israel and Iran and the Hezbollah in Lebanon. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks

PublicRelations@gilat.com